SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.__)(1)

SOURCINGLINK.NET, INC. (Name of Issuer)

Common Stock, Par Value $.001 Per Share (Title of Class of Securities)

836171207 (CUSIP Number)

Paul Caland c/o Robert T. Tucker, Esq. 61 Purchase Street, Suite 2 Rye, New York 10580 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836171207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

Mr. Paul Caland

2	Check the Appropriate Box If a Member of a Group

a.	|X|

b.	|_|

3	SEC Use Only

4	Source of Funds

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6	Citizenship or Place of Organization

France

	7	Sole Voting Power
Number of
Shares		6,594,929
Beneficially
Owned By	8	Shared Voting Power
Each
Reporting		0
Person
With	9	Sole Dispositive Power

		6,594,929

	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,594,929

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13	Percent of Class Represented By Amount in Row (11)

47.79%

14	Type of Reporting Person

IN

CUSIP No. 836171207

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

St. Cloud Investments, Ltd.

2	Check the Appropriate Box If a Member of a Group

a.	|X|

b.	|_|

3	SEC Use Only

4	Source of Funds

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6	Citizenship or Place of Organization

British Virgin Islands

	7	Sole Voting Power
Number of
Shares		6,594,929
Beneficially
Owned By	8	Shared Voting Power
Each
Reporting		0
Person
With	9	Sole Dispositive Power

		6,594,929

	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,594,929

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares |_|

13	Percent of Class Represented By Amount in Row (11)

47.79%

14	Type of Reporting Person

CO

Item 1.     Security and Issuer.

     This statement on Schedule l3D relates to the shares of the common stock, par value $.000 per share (“Common Stock”), of SourcingLink.net, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 16855 West Bernardo Drive, Suite 260, San Diego, California 92127.

Item 2.     Identity and Background.

         (a)  This statement on Schedule 13D is filed by Mr. Paul Caland, an individual who is a citizen of France (“Mr. Caland”) and St. Cloud Investments, Ltd., a corporation organized under the laws of the British Virgin Islands(“SCI”; together with Mr. Caland, the “Reporting Persons”).

         (b-c) SCI is a privately-held investment company incorporated under the laws of the British Virgin Islands. Mr. Caland is the majority shareholder of SCI and may be deemed to beneficially own the shares of Common Stock held of record by SCI. The address of the principal office of SCI is c/o Nomina Financial Services Ltd., Waldmannstrasse 8, P.O. Box 391, Zurich, Switzerland CH-8024. The directors are Robert T. Tucker and Nancy Main. Mr. Tucker is a citizen of the United States, his principal occupation is an attorney and his business address is 61 Purchase Street, Suite 2, Rye, New York 10580. Ms. Main is a citizen of the United States, her principal occupation is an attorney and her business address is 2525 Michigan Avenue, Suite A5, Santa Monica, CA 90404.

         (d-e) During the last five years, neither Mr. Caland, SCI nor, to the best knowledge of SCI, the executive officers and directors of SCI has been(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Caland is a citizen of France and SCI is a corporation organized under the laws of the British Virgin Islands.

Item 3.     Source and Amount of Funds or Other Consideration.

     On December 17, 1998, through a private placement directly with the Company, SCI acquired 3,000 shares of Common Stock. The total consideration paid by SCI was $3,750.

     On March 20, 2002, through a private placement directly with the Company, SCI acquired 220,000 shares of Common Stock and a Warrant to purchase 146,667 shares of Common Stock at $0.75 per share. The total consideration paid by SCI was $110,000.

     On August 18, 2003, through a private placement directly with the Company, SCI acquired 666,667 shares of Common Stock and a Warrant to purchase 73,333 shares of Common Stock at $0.15 per share. The total consideration paid by SCI was $100,000.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 929,066 shares of Common Stock, a warrant to acquire 146,667 shares of Common Stock at $0.75 per share and a Warrant to acquire 73,333 shares of Common Stock at $0.15 per share from Dandelion Investments, Ltd., a British Virgin Island company. The total consideration paid by SCI was $139,360.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 914,066 shares of Common Stock, a warrant to acquire 146,667 shares of Common Stock at $0.75 per share and a Warrant to acquire 73,333 shares of Common Stock at $0.15 per share from Bomoseen Investments, Ltd., a British Virgin Island company. The total consideration paid by SCI was $137,110.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 201,250 shares of Common Stock from Wallington Investments, Ltd., a British Virgin Island company. The total consideration paid by SCI was $30,188.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 545,728 shares of Common Stock from Silver Creek Investments, Ltd., a British Virgin Island company. The total consideration paid by SCI was $81,859.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 167,318 shares of Common Stock from Oakwood Holdings, Ltd., a British Virgin Island company. The total consideration paid by SCI was $25,098.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 893,667 shares of Common Stock, a warrant to acquire 146,667 shares of Common Stock at $0.75 per share and a Warrant to acquire 73,334 shares of Common Stock at $0.15 per share from Pleyel Holdings Limited, a British Virgin Island company. The total consideration paid by SCI was $134,050.

     On October 17, 2003, through a privately negotiated transaction, SCI acquired 954,167 shares of Common Stock, a warrant to acquire 146,666 shares of Common Stock at $0.75 per share and a Warrant to acquire 73,334 shares of Common Stock at $0.15 per share from Princess Finance Limited, a British Virgin Island company. The total consideration paid by SCI was $143,125.

Item 4.     Purpose of Transaction.

     The Shares were acquired by the Reporting Persons solely for investment purposes. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now owns or hereafter may acquire.

     SCI and the Company have engaged in discussion concerning possible future equity financings. SCI and the Company have entered into a non-binding Summary of Terms for Proposed Private Placement of Common Stock and Common Stock Warrants dated October 21, 2003. For further information see the Company’s Preliminary Proxy Statement referred to in Item 5.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5.    Interest in Securities of the Issuer.

     (a)  The Reporting Persons may be deemed to be the beneficial owners of 6,594,929 shares of Common Stock, consisting of 5,494,929 shares of Common Stock and warrants to purchase 1,100,000 shares of Common Stock, constituting approximately 47.79% of the outstanding shares of Common Stock (which calculation is based on 12,698,794 shares of Common Stock outstanding on September 30, 2003 as reported in the Company’s Preliminary Proxy Statement filed on October 24, 2003 and as adjusted to reflect the assumed exercise of the 1,100,000 Warrants which are exercisable within 60 days of the date hereof).

     Due to his position as the majority holder of the stock of SCI, Mr. Caland may, pursuant to the Act, be deemed to be the beneficial owner of the Shares owned directly by SCI. To the best knowledge of the Reporting Persons, none of the executive officers and directors of SCI, other than Mr. Caland beneficially owns any Shares.

     (b)  SCI has the sole power to vote and dispose of the Shares. Mr. Caland, in his capacity as the majority holder of the stock of SCI, may be deemed to share power to vote or direct the vote and to dispose or to direct the disposition of the Shares and the Warrants.

     (c)  Except as set forth in Item 3, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI has effected any transactions in the Shares in the past sixty (60) days.

     (d)  Except as set forth in Item 5(b), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock beneficially owned by the Reporting Persons.

     (e)  Inapplicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth herein or in the Exhibits filed herewith, neither Mr. Caland, SCI, nor, to the best knowledge of the Reporting Persons, the executive officers and directors of SCI, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the Company’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

     Exhibit A. — Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit B. — Summary of Terms.

SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

ST. CLOUD INVESTMENTS, LTD.

By: s/ Robert T. Tucker Name: Robert T. Tucker Title: Director

s/ Paul Caland Paul Caland

EXHIBIT A

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby agrees to the joint filing in the Statements referred to below) on behalf of each of them of statements of beneficial ownership (collectively, “Statements”) pursuant to Regulation 13D-G under the Exchange Act (including amendments to such Statements) with respect to the Common Stock, par value $.01 per share (the “Common Stock”), of LifePoint, Inc., a Delaware corporation, and that this Agreement be included as an Exhibit to such joint filing.

     Each of the undersigned Reporting Persons hereby constitutes and appoints ROBERT T. TUCKER, with full power of substitution, as the attorney-in-fact of the undersigned for the purpose of executing and filing all Statements to be filed by such Reporting Persons (including amendments thereto) with respect to the Common Stock and Warrant. This Agreement and Power of Attorney may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement and Power of Attorney this 24th day of October, 2003.

ST. CLOUD INVESTMENTS, LTD.

By: s/ Robert T. Tucker Name: Robert T. Tucker Title: Director

s/ Paul Caland Paul Caland

EXHIBIT B

SourcingLink.net, Inc.

Summary of Terms for Pro Dosed Private Placement
Of Common Stock and Common Stock Warrants

Issuer:	SourcingLink.net, Inc.

Investors:	St. Cloud Investments Ltd. (the “Investor”).

Amount of Investment:	$500,000 to be paid by wire transfer at the Closing (as defined below). The Company and the Investor intend to actively pursue discussions concerning future additional investments in the Company of up to an aggregate of$500,000 over a six-month period following the Closing, upon mutually agreeable terms and conditions.

Closing:	The Closing is conditioned upon, among other things: (i) the support of the Common Stock Purchase Price (as defined below) by the Fairness Opinion (as defined below) and (ii) the approval by the Company’s stockholders of the proposed private placement and the proposed split transactions. Once the foregoing conditions have been satisfied, the Closing will occur as soon as practicable following the completion of definitive investment documentation (the “Closing”). In the event that the Fairness Opinion does not support the Common Stock Purchase Price, the parties agree to negotiate in good faith towards the determination of a supportable price.

Type of Security and Purchase Price:	Common Stock (“Common Stock”) and a fixed number of warrants to Purchase Common Stock (“Warrants”) at a price of $0.15 per share (the “Common Stock Purchase Price”), provided that such price is considered fair from a financial point of view in accordance with a fairness opinion to be prepared and delivered to the Company by Friend & Company (the “Fairness Opinion”). The Warrants are subject to being called at the Common Stock Purchase Price per share for a period extending through June 30, 2004.

Number of Shares of Common Stock:	3,333,333 shares of Common Stock to be issued upon receipt of funds at the Closing.

Number of Common Stock Warrants:	366,667 to be issued upon receipt of funds and the Prior Warrants (as defined below) at the Closing.

Conditions Precedent:

Definitive Documentation:	Execution of mutually acceptable definitive documentation to complete the transaction as described herein.

Cancellation of Prior Warrants:	Cancellation at the Closing of warrants to purchase an aggregate of 366,667 shares of the Company’s Common Stock that were originally issued on or about March 20, 2002 (the “Prior Warrants”).

Terms of Warrants:

Warrant Exercise Price:	Warrants are exercisable for the Common Stock Purchase Price per share of Common Stock.

Term of Warrant:	The Warrants are exercisable for seven years, unless earlier terminated or converted due to a merger or acquisition of the Company or the Company’s exercise of its call right.

Antidilution Provisions:	The exercise price will initially be the Common Stock Purchase Price. The exercise price will be automatically adjusted proportionally for stock splits, stock dividends, recapitalizations and similar circumstances.

Voting Rights:	Warrants have no vote until they have been exercised and the Common Stock has been issued.

Reserved Shares:	The Company shall reserve a like number of shares of Common Stock for issuance upon exercise of the Warrants.

Expenses:	The Company and the Investor shall bear their own legal and other expenses with respect to the transaction.

Finders:	The Company and the Investor will each indemnify the other for any finder’s fees for which either is responsible. Neither the Company nor the Investor has utilized a finder.

Non-Disclosure:	This Summary of Terms is confidential and its existence and terms, as well as the Investor’s involvement, are not to be disclosed by the Company or the Investor to parties other than legal counsel and accountants or similar financial advisors, and in addition, for the Company, its Board members, officers and stockholders, without specific written permission from the other party, unless otherwise required by law or in connection with the Company’s filings with the Securities and Exchange Commission (e.g. proxy statement, Form 8-K, etc.).

Except with respect to the provisions under the heading “Non-Disclosure,” which provisions shall survive the termination hereof, this Summary of Terms does not create any legally binding obligations on the parties, and no such obligations will be created unless and until a Stock Purchase Agreement and related agreements are executed and delivered by the parties. This Summary of Terms outlines the basic terms of the proposed private placement, however, it is not a complete summary and is qualified in its entirety by reference to the texts of any final transaction documents.

Acknowledged and Agreed this       day of October, 2003:

By:    SourcingLink.net, Inc.

By: _____________________________________________

Marcel van Heesewijk, CEO and Chairman of the Board

Acknowledged and Agreed this       day of October, 2003:

By:    St. Cloud Investments Ltd.

By: ______________________________________________

                                        , _____________________________